Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

December 23, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Sub: Intimation regarding Board Meeting

Dear Sir/Madam,

Pursuant to Regulation 29 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby intimate you that a meeting of the Board of Directors of the Company will be held on Thursday, January 23, 2025, inter alia, to consider and approve the Unaudited Financial Results of the Company for the quarter and nine months ending on December 31, 2024.

Further, kindly note that, under the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015, the trading window for dealing in securities of the Company will be closed from December 25, 2024, to January 25, 2025 (both days inclusive).

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head CSR